UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Explanatory Note:

On August 10, 2021, the Registrant’s Board member and Chairman of the Board of Directors Mr. Zhigang Liu submitted his resignation to the Board of Directors (the “Board”) due to personal reasons. There was no disagreement between the Registrant and Mr. Liu. The Board accepted the resignation and appointed Mr. Junfeng Wang to fill the vacancy on August 10, 2021.

Mr. Wang, the Chief Executive Officer since August 10, 2020, worked as a Technical Director with Beijing Chenglianxin Technology Co., Ltd., Internet in Logistics Platform section from 2016 to July 2020. From 2015 to 2016, he held the same type of technical director position with Juewei Group Beijing Digital Marketing Center in the Food Processing Department. Mr. Wang holds an MBA degree from Beijing University of Posts and Telecommunications.

Exhibits

99.1	Press release dated August 12, 2021 titled: “Roan Holdings Group Co., Ltd. Announces Appointment of Junfeng Wang as Chairman, Zhigang Liu Resigns from His Position as Chairman of the Board”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: August 12, 2021	By:	/s/ Junfeng Wang
	Name:	Junfeng Wang
	Title:	Chief Executive Officer

2